ON ARC LETTERHEAD

March 11, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Jaskot

RE:                           ARC Group Worldwide, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed February 25, 2015

File No. 333-200666

Dear Ms. Jaskot:

On behalf of ARC Group Worldwide, Inc. (the “Company”), set forth below is the Company’s response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 9, 2015 with respect to the above referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).

For reference purposes, the text of the Staff’s letter has been reproduced herein in italicized, bold type and we have followed each numbered comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1 filed February 25, 2015

Competitive Strengths, page 2

Established Customer Base in High Growth Markets, page 2

1.              In your response to comment two of our letter dated January 27, 2015 you state that the customers you list here were chosen in part, because of the wide recognition of their names rather than because they are your most significant customers. Please revise to make apparent what percentage of your consolidated sales each of the companies you list here represents, or revise to list only those customers for which you have the highest consolidated sales. Please also clearly disclose which of these customers has a business relationship with you that exceeds 10 years.

Company Response:

The Company acknowledges the Staff’s comment and, for competitive reasons, has revised the disclosure to delete the names of any specific customers so that the disclosure is now presented as follows:

Established Customer Base in High Growth Markets. Our customers include global leaders in high-growth sectors, including manufacturers of medical/dental devices, firearms and defense, automotive, aerospace, consumer durables, and electronic devices...

In connection with the revised disclosure, Company management has made an assessment and conclusion in accordance with Regulation S-K 101(h)(4)(vi) that the Company is not dependent on one or a few customers.  In respect of the disclosure that “our customers include global leaders in high-growth sectors” we hereby confidentially provide to the Staff under separate cover the applicable Company accounting schedules which show that the customers that constitute more than 50% of the Company’s aggregate sales are recognized global leaders in their respective industries.

We have deleted the disclosure stating that “For many of our top customers, our business relationship exceeds 10 years.”

The Offering, page 7

2.              We note your response to comment four of our letter dated January 27, 2015. However, your disclosure on page eight continues to state that under the terms of your Subordinated Credit Facility, you will be required to pay “50% of the balance, if any, of such net cash proceeds remaining, to the extent necessary to reduce the Senior Leverage Ratio to 2.25:1.00.” Please revise to clearly state that this would only apply if you used the proceeds within 90 days (i) finance a permitted acquisition or other permitted investment; or (ii) finance consolidated capital expenditures. If proceeds were not used for this purpose, it appears that you would be required to pay 50% of the balance of net cash proceeds remaining, regardless of the Senior Leverage Ratio. Please also clearly state this in your Use of Proceeds.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its Use of Proceeds disclosure in Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”) as follows:

We are voluntarily raising equity capital in this offering with the primary objectives of deleveraging the Company, increasing flexibility under our credit agreements, and increasing liquidity in the Company’s publicly traded common stock.  As of the date of this prospectus, the Company plans to use all of the net proceeds from the Offering to prepay a portion of the outstanding indebtedness under our Senior Credit Facility and our Subordinated Credit Facility, which we used to finance our acquisitions of ATC, Thixoforming, Kecy, and Munson.  Any increase of the Company’s anticipated offering price of the Shares at the closing of the offering could result in a portion of net proceeds being utilized for acquisitions and/or capital expenditures, as described in further detail below.  In the event we are unable to use any remaining proceeds for purposes permitted under our Credit Facilities within 90 days after the closing, then all of the remaining proceeds would also be used to prepay our indebtedness.

The Senior Credit Facility: ...

3.              We note that you have removed disclosure regarding the amount of proceeds from this offering that you anticipate using for mandatory prepayments, both here and under Use of Proceeds. Please revise to include this information.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it has revised its Use of Proceeds disclosure on page 41 in Amendment No. 3.

Use of Proceeds, page 41

4.              You have deleted the disclosure called for by Instruction 4 to Item 504 of Regulation S-K regarding the debt that you will be discharging with the proceeds of this offering. Please revise to include this disclosure.

Company Response:

The Company respectfully submits that the disclosures in the Use of Proceeds disclosures have been revised to be in compliance with Instruction 4 to Item 504 of Regulation S-K.

In connection with responding to Staff’s comments, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to

Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing disclosures are responsive to the Staff’s comments and we look forward to resolving any further outstanding issues as quickly as possible. Please direct any questions, comments or requests for further information to the undersigned at 212-231-3900 or via email to dkelley@arcgroupworldwide.com.  You may also contact our counsel, Travis L. Gering, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Drew M. Kelley
Drew M. Kelley
Chief Financial Officer

Cc:	Jason T. Young, Chairman and Chief Executive Officer
Travis L. Gering, Esq.